UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2024

Commission File Number 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [  ]

Seadrill Limited

Report on Form 6-K for the six months ended June 30, 2024

EXPLANATORY NOTE
This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the six months ended June 30, 2024.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The statements included in this report on Form 6-K regarding future financial performance and results of operations and other statements that are not historical facts, are forward-looking statements within the meaning of Section 27A of the United States ("U.S.") Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements about the following subjects:

•the effect of any disputes and actions with respect to production levels by, among or between major oil and gas producing countries and any expectations we may have with respect thereto;
•our results of operations, our cash flow from operations, our revenue efficiency and other performance indicators and optimization of rig-based spending;
•the offshore drilling market, including the effects of variations in commodity prices, supply and demand, utilization rates, dayrates, customer drilling programs, stacking and reactivation of rigs, effects of new rigs on the market, the impact of the changes to regulations in jurisdictions in which we operate and changes in the global economy or market outlook for our industry, our rig classes or various geographies in which we operate;
•customer drilling contracts, including contract backlog, force majeure provisions, contract awards, commencements, extensions, cancellations, terminations, renegotiation, contract option exercises, contract revenues, early termination fees, indemnity provisions and rig mobilizations;
•the addition of renewable or other energy alternatives to meet local, regional or global demand for energy, the commitment, by us or our customers, to reduce greenhouse gas emissions or operating intensity thereof;
•liquidity, including availability under our credit facilities, and adequacy of cash flows for our debt obligations;
•debt levels, including interest rates, credit ratings and our evaluation or decisions with respect to any potential liability management transactions or strategic alternatives intended to prudently manage our liquidity, debt maturities and other aspects of our capital structure and any litigation, alleged defaults and discussions with creditors related thereto;
•upgrade, shipyard, reactivations, newbuild and other capital projects, including the level of expected capital expenditures and the timing and cost of completing capital projects delivery and operating commencement dates, relinquishment or abandonment, expected downtime and lost revenues;
•the cost, timing and benefits, including synergies, of acquisitions, including the acquisition of Aquadrill LLC (“Aquadrill”), reactivations and the proceeds and timing of dispositions;
•tax matters, including our effective tax rate, uncertain tax positions, changes in tax laws, treaties and regulations, tax assessments, tax incentive programs and liabilities for tax issues in the tax jurisdictions in which we operate or have a taxable presence;
•legal and regulatory matters, including results and effects of current or potential legal proceedings, and governmental audits and assessments, outcomes and effects of internal and governmental investigations, customs and environmental matters;
•insurance matters, risk tolerance and risk response, including adequacy of insurance, renewal of insurance and insurance proceeds;
•effects of accounting changes and adoption of accounting policies;
•our loss of foreign private issuer status;
•the timing of our delisting from the Oslo Stock Exchange (“OSE”);
•investment in recruitment, retention and personnel development initiatives, the timing of, and other matters concerning, severance payments and benefit payments and maintaining agreements with labor unions;
•the impact of the closing of our London, England office and consolidation of our corporate offices in Houston, Texas;
•our capital allocation framework goal of returning at least 50% of the Free Cash Flow to shareholders through dividends and share repurchases, including our ability to meet such goal and the timing of such dividends and share repurchases, if any; and
•the Company’s outlook and guidance, plans, strategies and business prospects.

These statements may include words such as "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D, "Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 (the “2023 20-F”), offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the NYSE, or other exchanges where our shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill following the Merger (as defined herein), the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC, which are available free of charge on the SEC website at www.sec.gov.

The foregoing risks and uncertainties are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. In many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this report on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim unaudited Consolidated Financial Statements as of and for the three and six months ended June 30, 2024 presented in this report, as well as the Consolidated Financial Statements and related notes of Seadrill Limited included in the 2023 20-F. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The interim unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles and are presented in US Dollars.
Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of management.
Overview
Seadrill Limited (along with any one or more of its consolidated subsidiaries, or to all such entities, referred to as "Seadrill", "we", "us", "our", and "the Company") is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
As of June 30, 2024, we owned a total of 16 drilling rigs, of which 11 were operating (inclusive of one leased to the Sonadrill joint venture), two were undergoing contract preparations for upcoming contracts expected to commence at the end of 2024, and three were cold stacked. The operating units include nine floaters (comprising six 7th generation drillships, two 6th generation drillships and one benign environment semi-submersible) and two harsh environment units (comprising one semi-submersible unit and one jackup). In addition to our owned assets, as of June 30, 2024, we managed two rigs owned by Sonangol.

Significant Developments since January 1, 2024
Disposal of Qatar Jackup Fleet and Equity Interest in Gulfdrill Joint Venture
On May 16, 2024, Seadrill entered into a definitive agreement to sell three jackup rigs, the West Castor, West Telesto, and West Tucana, and its 50% equity interest in the joint venture that operated these rigs offshore Qatar, to Seadrill's joint venture partner, Gulf Drilling International for cash proceeds of $338 million.
The closing of the sale occurred in June 2024, and a gain of $203 million, net of transaction costs, has been recognized in the second quarter of 2024 associated with the disposal of these assets.
Share Repurchase Program
On June 25, 2024, the Company announced it had completed the $250 million share repurchase program initiated in December 2023, with the cancellation of 5,250,707 treasury shares acquired under the program on June 28, 2024. Under this program, the Company repurchased an aggregate of 5,250,707 Shares on the NYSE and the OSE, with a weighted average share price of $47.61, equal to the total of $250 million.

The Company's Board of Directors have authorized a new $500 million share repurchase program that will run for a period of two years from the completion of the 2023 program. As an initial step under the repurchase program, the Board has authorized the Company to purchase up to $200 million of the Company's common shares (the "First Tranche") by September 30, 2024, and the Company has entered an agreement with DNB Markets to effect the First Tranche in open market transactions on the OSE and the NYSE.

For the period from January 1, 2024 through August 2, 2024, pursuant to its share repurchase programs, Seadrill repurchased approximately 8.6 million Shares on the NYSE and the OSE, with a weighted average share price of $49.26.
Refer to “Liquidity and Capital Resources—Capital allocation framework and share repurchase program”, Note 11 - "Common Shares" and Note 18 – "Subsequent events" for additional information about the share repurchase program.
OSE Delisting Application
As contemplated by our proxy statement, dated March 21, 2024, we submitted an application to delist our common shares on the OSE, on April 30, 2024.
Oslo Bors approved the Company’s delisting from the OSE, following an affirmative shareholder vote at the Company’s Annual General Meeting in April 2024. Seadrill shares will be delisted from the OSE on September 10, 2024, and the last day of trading will be September 9, 2024.
Loss of Foreign Private Issuer Status

We have determined that the Company will cease to qualify as a foreign private issuer on January 1, 2025 and will begin reporting as a domestic issuer under the Securities Exchange Act of 1934, as amended, from that date. As a result, we will no longer be permitted to follow certain home country practices in relation to our corporate governance instead of NYSE rules. See “Risk Factors - We likely will lose our foreign private issuer status in the United States in the future, which may result in additional costs and expenses relating to regulatory and stock exchange compliance” in our 2023 20-F.

Contract Backlog
Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and leasing revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.
The contract backlog for our fleet was as follows at the dates specified:

(In $ millions)	June 30, 2024	December 31, 2023
Drilling contracts	2,403	2,612
Other (1)	223	408
Total contract backlog	2,626	3,020
(1) Decrease primarily due to divestment of three Qatar jackup rigs
Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ from the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ from the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.
We estimate the June 30, 2024 contract backlog to be realized over the following periods:

(In $ millions)		Year ended December 31
Contract backlog	Total	2024 (2)	2025	2026	Thereafter
Drilling contracts	2,403	467	1,044	514	378
Other	223	134	89	—	—
Total	2,626	601	1,133	514	378

(2) Remainder of 2024
The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in a lower applicable dayrate than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
Market Overview and Trends
The below table shows the average oil price for the six months ended June 30, 2024 and for each year ended December 31 over the three preceding years. The Brent oil price at August 2 2024 was $77.

	Dec-2021	Dec-2022	Dec-2023	Jun-2024
Average Brent oil price ($/bbl)	71	101	82	83
Source: Bloomberg

The industry has continued to stabilize after the pandemic-related downturn as underscored by improvements in several factors, including oil demand and offshore capital expenditures. Nevertheless, uncertainty still persists in the market, which is primarily driven by concerns over energy security as well as uncertain global economic conditions. Such concerns could have a negative impact on future demand for offshore drilling services, as the industry faces volatility in oil prices and growth trajectory for oil demand, among others. In addition, inflationary pressures may impact the cost base in our industry, including personnel costs, the prices of goods and services required to reactivate or operate rigs.
The below table shows the global number of rigs on contract and marketed utilization for the six months ended June 30, 2024 and for each of the three preceding years:

	Dec-2021	Dec-2022	Dec-2023	Jun-2024
Contracted rigs
Harsh environment floater	25	26	26	23
Benign environment floater	106	111	119	126
Marketed utilization
Harsh environment floater	77%	82%	93%	92%
Benign environment floater	80%	81%	85%	85%
Source: IHS Rigpoint Petrodata
Global harsh environment units
The market utilization for harsh environment floaters has decreased slightly during the first half of 2024 compared to 2023. Though there was a slight decrease in the total supply, the number of contracted units also declined, which impacted the market utilization. The utilization levels are expected to remain consistent or drop further through the remainder of 2024 due to limited incremental demand and available supply.
Global benign-environment floaters
Marketed utilization remained consistent for the first half of 2024 compared to 2023, even though there was considerable improvement in the number of contracted rigs. This was mainly attributable to an increase in supply relative to the improvement in the number of contracted rigs. The marketed utilization level in drillships is around 90% with the traditional golden triangle regions driving the utilization.
Results of operations
The tables included below set out financial information for the three and six months ended June 30, 2024 and June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Operating revenues	375	414	742	680
Operating expenses	(290)	(308)	(593)	(527)
Other operating items	203	3	219	7
Operating profit	288	109	368	160
Interest expense	(16)	(13)	(31)	(29)
Other income and expense	(16)	11	(11)	20
Profit before income taxes	256	107	326	151
Income tax expense	(3)	(13)	(13)	(14)
Net Income	253	94	313	137
1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues, leasing revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Contract revenues (a)	267	329	542	515
Reimbursable revenues (b)	15	14	35	23
Management contract revenues (c)	65	61	123	122
Leasing revenues (d)	26	7	37	14
Other revenues	2	3	5	6
Total operating revenues	375	414	742	680
a) Contract revenues
Contract revenues represent the revenues we earn from contracting our drilling units to customers, primarily on a dayrate basis, and are predominately driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period.
The average number of rigs on contract decreased from 13 in three months ended June 30, 2023 to 10 in the three months ended June 30, 2024. The decrease is due to West Auriga and West Polaris being on contract in three months ended June 30, 2023 but were undergoing contract preparations during the three months ended June 30, 2024 for Petrobras in Brazil, which are expected to commence at the end of 2024. The T-15 was also operational during the three months ended June 30, 2023 and disposed of in July 2023.
The average number of rigs on contract remained unchanged at 10 in the six months ended June 30, 2023 and 2024. The average number of rigs on contract reflect the impact of the Aquadrill acquisition, which brought in the West Capella, West Vela, West Auriga and West Polaris, starting from April 2023. For the six months ended June 30, 2024, the Sevan Louisiana was not operating during the first quarter due to its special periodic survey, compared to being on contract for more days during the six months ended June 30, 2023. The West Auriga and West Polaris also had a lower number of days on contract during the six months ended June 30, 2024, as they have started preparation work for contracts with Petrobras in Brazil, which are expected to commence at the end of 2024.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
The average contractual dayrate earned for the three months ended June 30, 2024 was $289 thousand compared to $276 thousand for the three months ended June 30, 2023. The increase is driven by higher dayrates for the West Neptune with LLOG Exploration Offshore L.L.C. ("LLOG") and the West Capella operating in Indonesia, along with lower contractual rates during the three months ended June 30, 2023 for the West Polaris and T-15, which did not recur during the three months ended June 30, 2024. These improvements were partially offset by the Sevan Louisiana operating at a below average dayrate during the three months ended June 30, 2024 for a well intervention contract with Walter Oil & Gas, and the West Auriga earning an above average contractual rate during the three months ended June 30, 2023, which ended February 2024.
The average contractual dayrate earned for the six months ended June 30, 2024 was $295 thousand compared to $270 thousand for the six months ended June 30, 2023. The increase is driven by higher dayrates for the West Neptune with LLOG, along with a lower contractual rate for the T-15, which was disposed of in July 2023. These improvements were partially offset by the Sevan Louisiana operating at a below average dayrate during the six months ended June 30, 2024 for a well intervention contract with Walter Oil & Gas.
iii.Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
The economic utilization for the three months ended June 30, 2024 of 94% is higher compared to the three months ended June 30, 2023 of 93%. The economic utilization for the six months ended June 30, 2024 of 95% is higher compared to the six months ended June 30, 2023 of 93%. The increase was due to operational events related to blowout preventer reliability and weather-related impacts on certain rigs within the fleet in 2023.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues remained consistent for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. For the three months ended June 30, 2024, reimbursable revenues primarily related to rigs managed for the Sonadrill joint venture for long term maintenance projects on the Libongos and Quenguela, and for the three months ended June 30, 2023, reimbursable revenues related to services provided across various customers.
The increase in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 was primarily due to additional reimbursable services provided to the Libongos and Quenguela for long-term maintenance.
Please refer to Note 1 - "General information" for reclassifications of reimbursable revenues and reimbursable expenses related to our joint ventures, including $5 million of management contract revenues and management contract expenses for the three months ended June 30, 2023, and $8 million of management contract revenues and management contract expenses for the six months ended June 30, 2023, reclassified to reimbursable revenues and reimbursable expenses, respectively.
c) Management contract revenues
Management contract revenues include revenues related to contracts where we are providing management, operational and technical support services and are comprised of revenue from our joint venture, Sonadrill, relating to the Libongos, Quenguela and the West Gemini. The increase in management contract revenues during the three months ended June 30, 2024 is due to higher management fees on the three Sonadrill rigs, retroactively effective from January 1, 2024, partially offset by management services provided to SeaMex during the three months ended June 30, 2023, which ended in November 2023.
Management contract revenues for the six months ended June 30, 2024 were consistent with the six months ended June 30, 2023, with offsetting changes related to Sonadrill and SeaMex, as described above.
Refer to Note 13 - "Related party transactions" for further details on these related parties.

d) Leasing revenues
Leasing revenues represent revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill prior to disposal in June 2024, and West Gemini to Sonadrill. The increase in leasing revenue in the three and six months ended June 30, 2024 is primarily due to an amended bareboat charter rate for West Gemini, retroactively effective from January 1, 2024, as well as a higher bareboat charter rate for the West Castor, which came into effect in September 2023.
Refer to Note 13 - "Related party transactions" for further details and to Note 1 - "General information" for reclassifications of leasing revenues, including $7 million and $14 million of other revenues for the three and six months ended June 30, 2023, respectively, reclassified to leasing revenues.
2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, selling, general and administrative expenses and, merger and integration related expenses.
We have analyzed operating expenses between these categories in the table below:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Vessel and rig operating expenses (a)	(165)	(186)	(345)	(301)
Reimbursable expenses	(14)	(13)	(34)	(22)
Depreciation and amortization (b)	(43)	(37)	(81)	(73)
Management contract expenses (c)	(41)	(42)	(79)	(84)
Selling, general and administrative expenses (d)	(24)	(14)	(49)	(28)
Merger and integration related expenses (e)	(3)	(16)	(5)	(19)
Total operating expenses	(290)	(308)	(593)	(527)
a) Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs. Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator.
The average number of rigs on contract decreased for the three months ended June 30, 2024 compared to the three months ended June 30, 2023, driven by the West Auriga and West Polaris undergoing contract preparations during the three months ended June 30, 2024, related to the contracts with Petrobras in Brazil, with certain operating expenses being capitalized. As a result, our vessel and rig operating expenses were comparatively lower for the second quarter of 2024 compared to second quarter of 2023.
The increased vessel and rig operating expenses for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 was driven mainly by the Aquadrill acquisition in April 2023, with the rigs also bearing comparatively higher operating expenses due to MSA fees. This was partially offset by lower operating expenses during the second quarter of 2024, resulting from the contract preparations for the West Auriga and West Polaris.
b) Depreciation and amortization
The $6 million increase in depreciation and amortization for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 represents the impact of unfavorable contracts being fully amortized prior to the second quarter of 2024, partially offset by fully amortized favorable contracts.

The $8 million increase in depreciation and amortization for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 consists of a $13 million increase in the depreciation of drilling units and equipment and the impact of unfavorable contracts being fully amortized of $11 million, partially offset by fully amortized favorable contracts of $16 million.
Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.
Depreciation remained largely consistent in the three months ended June 30, 2024 compared to the three months ended June 30, 2023.
Depreciation increased by $13 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023, primarily due to the additional rigs from the Aquadrill acquisition.
Amortization of intangibles
The $9 million increase during the three months ended June 30, 2024 compared to the three months ended June 30, 2023, was mainly attributable to unfavorable contract amortization recognized during the three months ended June 30, 2023 on the West Polaris and West Vela, which was partially offset by the favorable contracts amortization related to the West Phoenix and Quenguela, all fully amortized before the second quarter of 2024.

The $5 million decrease during the six months ended June 30, 2024 compared to the six months ended June 30, 2023, was primarily due to lower amortization related to favorable contracts for the West Phoenix, Quenguela, and SeaMex, which were fully amortized during 2023, partially offset by reduced amortization for unfavorable contracts during the six months ended June 30, 2023 on the West Polaris, fully amortized in September 2023.
c) Management contract expenses
Management contract expenses include costs related to Sonadrill's rigs, Quenguela and Libongos, and the Seadrill rig novated to Sonadrill, the West Gemini. For the six months ended June 30, 2023, management contract expenses also included SeaMex's five jackup units.
Management contract expenses remained consistent during the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The decrease in the managed contract expenses during the six months ended June 30, 2024, compared to the six months ended June 30, 2023 was primarily due to costs incurred managing the SeaMex jackup units in the first quarter of 2023, which were no longer managed by Seadrill during the six months ended June 30, 2024.
d) Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. Selling, general and administrative expense increased during the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, due to increased onshore employee costs, additional costs attributable to the closure of our London office and increased professional service fees.
e) Merger and integration related expenses
Merger and integration related expenses primarily consist of legal and advisory costs incurred to facilitate the closure of the Aquadrill acquisition, as well as expenses associated with integrating Aquadrill into Seadrill's existing operating structure. The decrease in merger and integration related expenses for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023 are primarily driven by lower merger costs, which were predominately incurred during the three months ended June 30, 2023, and reduced integration costs, as the fleet gets handed over to Seadrill for management.
3) Other operating items
We have analyzed other operating items below:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Gain on disposals (a)	203	3	203	7
Other operating income (b)	—	—	16	—
Total other operating items	203	3	219	7
a) Gain on disposals
Gain on disposals of $203 million for the three and six months ended June 30, 2024 relates to the disposal of the West Castor, West Telesto and West Tucana jackup units, along with our 50% equity interest in the Gulfdrill joint venture, compared to $3 million and $7 million for the three and six months ended June 30, 2023, respectively, related to the sale of various capital spares and certain drilling equipment.
Please refer to Note 16 - "Disposal of Assets", for more information on the disposal in three and six months ended June 30, 2024.
b) Other operating income
Other operating income for the six months ended June 30, 2024 related to the recovery of historical import duties in the form of tax credits following the approval by the applicable tax authorities.
4) Interest expense
Interest expense is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Interest on debt facilities (a)	(15)	(12)	(29)	(27)
Other	(1)	(1)	(2)	(2)
Total interest expense	(16)	(13)	(31)	(29)

a) Interest on debt facilities
The table below summarizes our interest expense on debt facilities.

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
$575 million secured bond in issue	(13)	—	(25)	—
First-lien senior secured	—	(5)	—	(10)
Second lien senior secured	—	(6)	—	(15)
Unsecured convertible bond	(2)	(1)	(4)	(2)
Total interest on debt facilities	(15)	(12)	(29)	(27)
5) Other income and expense
We have analyzed other income and expense into the following components:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Interest income (a)	7	5	14	12
Share in results from associated companies (net of tax) (b)	(15)	11	(11)	14
Other financial items (c)	(8)	(5)	(14)	(6)
Total other income and expense	(16)	11	(11)	20
a) Interest income
Interest income relates to interest earned on bank deposits and remained largely consistent.
b) Share in results from associated companies (net of tax)
The income/(loss) during the three and six months ended June 30, 2024 and the three and six months ended June 30, 2023 relate to Seadrill's proportion of profits and losses from Sonadrill and Gulfdrill.
The decrease in the share in results from associated companies for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023 is due to a loss from Sonadrill during the three months ended June 30, 2024, which resulted from the amended bareboat charter rates and increased management fees for the Libongos, Quenguela and West Gemini, which were retroactively effective from January 1, 2024.
c) Other financial Items
The "Other Financial Items" line item encompasses several categories of expense, including foreign exchange and other miscellaneous expenses. The increased expense in the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, is mainly attributable to foreign currency losses following the appreciation of the US Dollar against the Brazilian Real, Norwegian Krone and Indonesian Rupiah in 2024.
6) Income tax expense
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases, the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.
For the three and six months ended June 30, 2024, Seadrill reported income tax expense of $3 million and $13 million, respectively, compared to income tax expense of $13 million and $14 million for the three and six months ended June 30, 2023.
The decrease in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 is primarily related to the gain on sale of the Qatar jackup rigs not being subject to tax, compared to the three months ended June 30, 2023, which had higher income among tax jurisdictions.
The decrease in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is primarily related to the gain on the sale of the Qatar jackup rigs not being subject to tax, and the recognition of a discrete deferred tax benefit during the first quarter of 2024 related to the partial release of the valuation allowance in Switzerland. This was partially offset by the tax effect of import duty tax credits recognized in the first quarter of 2024.

Liquidity and Capital Resources
1) Capital allocation framework and share repurchase program
In July 2023, in connection with the issuance of the Notes (as defined herein), Seadrill announced capital allocation principles designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to shareholders. Within this framework, Seadrill intends to maintain a net leverage target of less than 1.0x under current market conditions, with a maximum through-cycle net leverage target of less than 2.0x. Seadrill also intends to maintain a strong liquidity position to provide resilience even in a downturn scenario by establishing a target minimum cash-on-hand of $250 million. Further, Seadrill intends to evaluate the potential for accretive additions in core asset categories.
So long as Seadrill is able to meet its net leverage and liquidity targets on a forward-looking basis, as well as comply with its credit facility covenant requirements, Seadrill would seek to provide a return to our shareholders of at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) in the form of share repurchases or dividends. Seadrill will consider additional returns to shareholders from the proceeds of any asset sales in the absence of identified, accretive opportunities. Dividends and share repurchases will be authorized and determined by the Board of Directors in its sole discretion and depend upon a number of factors, including those described above, its future prospects, market trend evaluation and such other factors as the Board of Directors may deem relevant. Please see “Risk Factors— Financial and Tax Risks— We may be unable to meet our capital return framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our shares” in our 2023 20-F.
On August 14, 2023, the Board of Directors authorized a share repurchase program, which was announced on August 15, 2023 and completed in December 2023, under which the Company could purchase up to $250 million of its outstanding common shares. On November 27, 2023, the Board of Directors authorized, and the Company announced, an increase in the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares, taking the aggregate authorization to $500 million. On June 25, 2024, the Company announced it had completed the additional $250 million share repurchase program, with the cancellation of 5,250,707 treasury shares acquired under the program on June 28, 2024.

The Company's Board of Directors have authorized a new $500 million share repurchase program that will run for a period of two years from the completion of the 2023 program. As an initial step under the repurchase program, the Board has authorized the Company to purchase up to $200 million of the Company's common shares (the "First Tranche") by September 30, 2024, and the Company has entered an agreement with DNB Markets to effect the First Tranche in open market transactions on the OSE and the NYSE. The repurchase program does not have a fixed expiration, and may be modified, suspended or discontinued at any time. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The Company is under no obligation to purchase any common shares in respect of the repurchase program. The manner, timing, pricing and amount of any repurchases may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, statutory solvency requirements, the restrictions in the Company’s debt agreements and other factors.

As of August 2, 2024 aproximately 1.3 million of common shares on the NYSE and the OSE amounting to $66 million have been repurchased, with a weighted average share price of $52.40, pursuant to the additional $200 million of share repurchases authorized on June 25, 2024.

During the three months ended June 30, 2024, the Company repurchased approximately 2.5 million common shares on the NYSE and the OSE amounting to $125 million, with a weighted average share price of $50.68. During the six months ended June 30, 2024, the Company repurchased approximately 5.1 million common shares on the NYSE and the OSE amounting to $244 million, with a weighted average share price of $47.87.

2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.
As of June 30, 2024, Seadrill had available liquidity of $1.06 billion, which consisted of unrestricted cash of $835 million and available borrowings under our revolving credit facility of $225 million. The below table shows cash balances and total available liquidity, as of each date presented.

(In $ millions)	June 30, 2024	December 31, 2023
Unrestricted cash	835	697
Undrawn revolving credit facility	225	225
Total available liquidity	1,060	922
We have shown our sources and uses of cash by category of cash flow in the below table:

(In $ millions)	Six months ended June 30, 2024	Six months ended June 30, 2023
Cash flows provided by operating activities (a)	108	35
Cash flows provided by investing activities (b)	272	66
Cash flows used in financing activities (c)	(241)	(167)
Effect of exchange rate changes in cash	(5)	7
Change in period	134	(59)

a) Cash flows provided by operating activities
Cash flows from operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
Cash flows provided by operating activities during the six months ended June 30, 2024 were $108 million compared to $35 million for the six months ended June 30, 2023. The increase was primarily related to an improvement to net income, adjusted for non-cash operating items, decreased disbursements to suppliers, which was partially offset by additional outflows for long-term maintenance projects, and other working capital changes.
b) Cash flows provided by investing activities
The $272 million cash provided by investing activities during the six months ended June 30, 2024 was primarily related to the proceeds received on disposal of our three jackup rigs, West Castor, West Telesto and West Tucana, along with our 50% equity interest in the Gulfdrill joint venture of $338 million. This was partially offset by capital expenditures of $66 million primarily related to capital upgrades on the West Auriga and West Polaris during their preparations for Petrobras contracts, which are expected to start late 2024.
The $66 million cash provided by investing activities during the six months ended June 30, 2023 was related to net proceeds of $43 million received on disposal of Paratus Energy Services Ltd ("PES") in February 2023, $24 million net cash received as a result of the Aquadrill acquisition, $17 million deposit received on the sale of the Tender-Assist Units, and $7 million from the disposal of equipment. This was offset by $25 million of capital expenditures across the fleet.
c) Cash flows used in financing activities
The $241 million cash used in financing activities during the six months ended June 30, 2024 was related to share repurchases.
The $167 million cash used in financing activities during the six months ended June 30, 2023 was due to payments of debt principal of $154 million and exit fees of $8 million made in February 2023, March 2023 and June 2023 and share issuance costs of $4 million.

Borrowing Activities
An overview of our debt as at June 30, 2024, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at June 30, 2024	Debt Premium	Debt Issuance Costs	Carrying value as at June 30, 2024	Maturity date
Bonds in Issue
$575 million secured bond in issue	575	1	(17)	559	August 2030
Unsecured
$50 million senior convertible bond	50	—	—	50	August 2028
Total debt	625	1	(17)	609
Corporate credit rating
In July 2023, in connection with the Notes offering, Seadrill Limited received corporate family credit ratings from Moody’s (B1), S&P (B+), and Fitch (B+), with each agency assigning a stable outlook to the Company. There have been no changes to these ratings at the time of this report. A decline in corporate family credit ratings could increase borrowing costs under our Revolving Credit Facility.
We cannot assure that the ratings set forth above will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are included for informational purposes and are not recommendations to buy, sell or hold our securities and may be revised or withdrawn at any time by the rating agency. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing, the cost of such financings and the execution of our commercial strategies.
Collateral package
Revolving Credit Facility
In July 2023, the Company entered into a $225 million, 5-year Senior Secured Revolving Credit Agreement in respect of the Revolving Credit Facility (the “Credit Agreement”). Seadrill Finance (as defined herein) is the borrower under the Credit Agreement, and the facility is secured by first priority liens on substantially all of the Company’s rigs and related assets, other than non-core assets. The Company, and certain of its subsidiaries that own collateral or are otherwise material, guarantee the obligations under the Credit Agreement. The loans outstanding under the Credit Agreement bear interest at a rate per annum equal to the applicable margin plus, at Seadrill Finance’s option, either: (i) the Term SOFR (as defined in the Credit Agreement) plus 0.10%; or (ii) the Daily Simple SOFR (as defined in the Credit Agreement) plus 0.10%. For both the Term SOFR loans and Daily Simple SOFR loans, the applicable margin is initially 2.75% per annum and may vary based on Seadrill’s Credit Ratings (as defined in the Credit Agreement), from 2.50% to 3.50% per annum.
$575 million Notes Offerings
Also in July 2023, Seadrill Finance issued the Notes in a private offering. The Notes mature on August 1, 2030. The Notes are guaranteed by the Company and the same subsidiaries of the Company that guarantee the Credit Agreement. The Notes are secured by a second priority lien on the same assets that secure the Credit Agreement.

Please refer to Note 9 – "Debt" for further details on these facilities.
Financial covenants
The Credit Agreement obligates Seadrill and its restricted subsidiaries to comply with the following financial covenants:
•as of the last day of each fiscal quarter, the Interest Coverage Ratio (as defined in the Credit Agreement) is not permitted to be less than 2.50 to 1.00; and
•as of the last day of each fiscal quarter, the Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) is not permitted to be greater than 3.00 to 1.00.
As of June 30, 2024, Seadrill was in compliance with these financial covenants.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. Please refer to Note 12 – "Risk management and financial instruments" for further details.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation, significant accounting policies, and critical accounting estimates are disclosed in our 2023 20-F.

Risk Factors
Please see “Item 3D - Risk Factors” in our 2023 20-F for a discussion of the risks that are material to our business.

Responsibility Statement
We confirm, to the best of our knowledge, that the Condensed Financial Statements for the periods January 1, 2024, through June 30, 2024, have been prepared in accordance with US GAAP – Interim Financial Reporting, and give a true and fair view of the assets, liabilities, financial position and results of the Group taken as a whole.
We also confirm, to the best of our knowledge, these financial statements include a true and fair review of important events that have occurred during the six months of the financial year and their impact on the Condensed Financial Statements, together with a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

Date: 05/08/2024
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Julie Johnson Robertson	/s/ Julie Johnson Robertson

Mark A. McCollum	/s/ Mark A. McCollum

Jean Cahuzac	/s/Jean Cahuzac

Jan B. Kjærvik	/s/ Jan B. Kjærvik

Andrew Schultz	/s/ Andrew Schultz

Paul Smith	/s/ Paul Smith

Ana Zambelli	/s/ Ana Zambelli

Harry Quarls	/s/ Harry Quarls

Jonathan Swinney	/s/ Jonathan Swinney

Seadrill Limited

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(In $ millions, except per share data)	2024	2023	2024	2023
Operating revenues
Contract revenues	267	329	542	515
Reimbursable revenues (1)	15	14	35	23
Management contract revenues (1)	65	61	123	122
Leasing revenues (1)	26	7	37	14
Other revenues (1)	2	3	5	6
Total operating revenues	375	414	742	680
Operating expenses
Vessel and rig operating expenses	(165)	(186)	(345)	(301)
Reimbursable expenses	(14)	(13)	(34)	(22)
Depreciation and amortization	(43)	(37)	(81)	(73)
Management contract expense	(41)	(42)	(79)	(84)
Selling, general and administrative expenses	(24)	(14)	(49)	(28)
Merger and integration related expenses	(3)	(16)	(5)	(19)
Total operating expenses	(290)	(308)	(593)	(527)
Other operating items
Gain on disposals	203	3	203	7
Other operating income	—	—	16	—
Total other operating items	203	3	219	7
Operating profit	288	109	368	160
Financial and other non-operating items
Interest income	7	5	14	12
Interest expense	(16)	(13)	(31)	(29)
Share in results from associated companies (net of tax)	(15)	11	(11)	14
Other financial items	(8)	(5)	(14)	(6)
Total financial and other non-operating items, net	(32)	(2)	(42)	(9)
Profit before income taxes	256	107	326	151
Income tax expense	(3)	(13)	(13)	(14)
Net income	253	94	313	137
Basic EPS ($)	3.61	1.18	4.41	2.11
Diluted EPS ($)	3.49	1.16	4.27	2.07
(1) Includes revenue received from related parties of $96 million and $172 million, for the three and six months ended June 30, 2024, respectively, and $72 million and $146 million for the three and six, months ended June 30, 2023, respectively. Refer to Note 13 - "Related party transactions" for further details.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	835	697
Restricted cash	27	31
Accounts receivable, net	185	222
Amounts due from related parties, net	31	9
Other current assets	210	199
Total current assets	1,288	1,158
Non-current assets
Investments in associated companies	66	90
Drilling units	2,792	2,858
Deferred tax assets	55	46
Equipment	8	10
Other non-current assets	88	56
Total non-current assets	3,009	3,060
Total assets	4,297	4,218
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	80	53
Other current liabilities	324	336
Total current liabilities	404	389
Non-current liabilities
Long-term debt	609	608
Deferred tax liabilities	9	9
Other non-current liabilities	216	229
Total non-current liabilities	834	846
Commitments and contingencies (see Note 14)
SHAREHOLDERS' EQUITY
Common shares of par value $0.01 per share: 375,000,000 shares authorized (December 31, 2023: 375,000,000) and 68,813,132 issued at June 30, 2024 ( December 31, 2023: 74,048,962)	1	1
Additional paid-in capital	2,243	2,480
Accumulated other comprehensive income	1	1
Retained earnings	814	501
Total shareholders' equity	3,059	2,983
Total liabilities and shareholders' equity	4,297	4,218

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(In $ millions)	2024	2023
Cash Flows from Operating Activities
Net income	313	137
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81	73
Gain on disposal of assets	(203)	(7)
Share in results from associated companies (net of tax)	11	(14)
Deferred tax (benefit)/expense	(7)	4
Unrealized loss/(gain) on foreign exchange	5	(5)
Amortization of discount on debt	2	—
Share based incentive compensation	7	—
Other cash movements in operating activities
Payments for long-term maintenance	(89)	(33)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	37	(20)
Trade accounts payable	27	(38)
Prepaid expenses/accrued revenue	(12)	(3)
Deferred revenue	21	7
Deferred mobilization costs	(23)	5
Related party receivables	(22)	20
Other assets	(3)	(10)
Other liabilities	(37)	(81)
Net cash flows provided by operating activities	108	35
Cash Flows from Investing Activities
Additions to drilling units and equipment	(66)	(25)
Proceeds from disposal of assets	338	7
Sale of investment in PES	—	43
Acquisition of subsidiary	—	24
Deposit received on Tender-Assist Units sale	—	17
Net cash flows provided by investing activities	272	66
Cash Flows from Financing Activities
Share repurchases	(241)	—
Repayments of secured credit facilities	—	(163)
Share issuance costs	—	(4)
Net cash used in financing activities	(241)	(167)
Effect of exchange rate changes on cash	(5)	7
Net increase/(decrease) in cash and cash equivalents, including restricted cash	134	(59)
Cash and cash equivalents, including restricted cash, at beginning of the period	728	598
Cash and cash equivalents, including restricted cash, at the end of period	862	539

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at January 1, 2024	1	2,480	1	501	2,983
Share based compensation plan	—	3	—	—	3
Share repurchase	—	(119)	—		(119)
Net Income	—	—	—	60	60
Balance at March 31, 2024	1	2,364	1	561	2,927
Share based compensation plan	—	4	—		4
Share repurchase	—	(125)	—	—	(125)
Net Income	—	—	—	253	253
Balance at June 30, 2024	1	2,243	1	814	3,059

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at January 1, 2023	—	1,499	2	201	1,702
Net Income	—	—	—	43	43
Balance at March 31, 2023	—	1,499	2	244	1,745
Share issued on closing of Aquadrill acquisition	1	1,243	—	—	1,244
Share issuance costs	—	(4)	—	—	(4)
Net Income	—	—	—	94	94
Balance at June 30, 2023	1	2,738	2	338	3,079

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The amounts are presented in United States dollar ("US dollar", "$" or "US$") rounded to the nearest million, unless otherwise stated. They include the financial statements of Seadrill Limited and its consolidated subsidiaries.
The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim condensed Consolidated Financial Statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our 2023 20-F.
The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.
Reclassifications
Effective in the first quarter of 2024, we have classified reimbursable revenues and expenses associated with joint ventures as "Reimbursable revenues" and "Reimbursable expenses", respectively, in order to enhance the presentation of the arrangements and to reflect the underlying nature of these transactions. To conform to current period presentation, $5 million of "Management contract revenues" and "Management contract expenses" for the three months ended June 30, 2023, and $8 million of "Management contract revenues" and "Management contract expenses" for the six months ended June 30, 2023, have been reclassified to "Reimbursable revenues" and "Reimbursable expenses", respectively.
Effective in the second quarter of 2024, we have classified revenues from our bareboat charter agreements as "Leasing revenues", in order to enhance the presentation of the arrangements. To conform to the current period presentation, $7 million and $14 million of "Other revenues" for the three and six months ended June 30, 2023, respectively, have been reclassified to "Leasing revenues".
Acquisition of Aquadrill LLC
On April 3, 2023 (the "Closing Date"), Seadrill completed the acquisition of Aquadrill LLC ("Aquadrill"), an offshore drilling rig owner. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated December 22, 2022, by and among Seadrill, Aquadrill (formerly Seadrill Partners LLC) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million.
Through the acquisition of Aquadrill in April 2023, we added four drillships, one semi-submersible, and three tender-assist units to our fleet. The three tender-assist units were subsequently sold in July 2023.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements as of and for the three and six months ended June 30, 2024 are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2023.
Note 2 – Recent accounting pronouncements
Recently issued accounting standards
There are currently no accounting standard updates issued since the reporting date of our 2023 20-F that are expected to materially affect our Consolidated Financial Statements and related disclosures in future periods.
Note 3 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Accounts receivable, net	185	222
Current contract liabilities (classified within other current liabilities)	(47)	(31)
Non-current contract liabilities (classified within other non-current liabilities)	(24)	(33)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Significant changes in the contract liabilities balances during the three and six months ended June 30, 2024 are as follows:

(In $ millions)	Contract Liabilities
Net contract liability as of January 1, 2024	(64)
Amortization of revenue that was included in the beginning contract liability balance	11
Cash received, excluding amounts recognized as revenue	(9)
Net contract liability as of March 31, 2024	(62)
Amortization of revenue that was included in the beginning contract liability balance	14
Cash received, excluding amounts recognized as revenue	(23)
Net contract liability at June 30, 2024	(71)
Revenues are attributed to geographical locations based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following table presents our revenues by geographic area:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
United States	86	133	180	190
Brazil	82	85	171	167
Angola	93	65	170	128
Norway	61	58	115	110
Indonesia	40	—	77	—
Other (1)	13	73	29	85
Total operating revenues	375	414	742	680
(1) Other represents countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.
We had the following customers with total revenues greater than 10% in any of the periods presented:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Sonadrill	23%	16%	20%	19%
Petrobras	16%	15%	17%	18%
Premiere	12%	—%	11%	—%
Vår Energi	10%	9%	9%	10%
LLOG	10%	8%	10%	10%
BP	—%	16%	3%	10%
Other	29%	36%	30%	33%
Note 4 – Taxation
For the three and six months ended June 30, 2024, Seadrill reported income tax expense of $3 million and $13 million, respectively, compared to income tax expense of $13 million and $14 million for the three and six months ended June 30, 2023.
The effective tax rate for the three months ended June 30, 2024 decreased to 1.2% from 12.1%, in the same period of 2023. The change in the effective tax rate is primarily related to the gain on sale of the Qatar jackup rigs not being subject to tax, compared to the three months ended June 30, 2023, which had higher income among tax jurisdictions.
The effective tax rate for the six months ended June 30, 2024 decreased to 4.0% from 9.3%, in the same period of 2023. The change in the effective tax rate is primarily related to the gain on sale of the Qatar jackup rigs not being subject to tax, and the recognition of a discrete deferred tax benefit during the first quarter of 2024 related to the partial release of the valuation allowance in Switzerland. This was partially offset by the tax effect of import duty tax credits recognized in the first quarter of 2024.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 5 – Earnings per share
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments, related to the effect of the convertible note and share based compensation. Refer to Note 9 – "Debt" for further details on the convertible note.

The components of the numerator for the calculation of basic and diluted EPS were as follows:

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Net income available stockholders	253	94	313	137
Effect of dilution (interest on convertible bond)	2	2	3	3
Diluted profit available to stockholders	255	96	316	140
The components of the denominator for the calculation of basic and diluted EPS were as follows:

	Three months ended June 30,		Six months ended June 30,
(In millions)	2024	2023	2024	2023
Basic earnings per share:
Weighted average number of common shares outstanding (1)	70	80	71	65
Diluted earnings per share:
Effect of dilution	3	3	3	3
Weighted average number of common shares outstanding adjusted for the effects of dilution	73	83	74	68

(1) Weighted average number of common shares outstanding in the three and six months ended June 30, 2024 excludes shares repurchased during the period. Please refer to Note 18 – "Subsequent events" for details on additional shares repurchased after June 30, 2024.
The basic and diluted earnings per share were as follows:

	Three months ended June 30,		Six months ended June 30,
(In $)	2024	2023	2024	2023
Basic earnings per share	3.61	1.18	4.41	2.11
Diluted earnings per share	3.49	1.16	4.27	2.07
Note 6 – Restricted cash
Restricted cash as at June 30, 2024 and December 31, 2023 was as follows:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Cash held in escrow	23	23
Other	4	8
Total restricted cash	27	31

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Other current and non-current assets
As at June 30, 2024 and December 31, 2023, other assets included the following:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Taxes receivable	54	67
Prepaid expenses	49	54
Deferred contract costs	108	85
Pre-funding of MSA manager arrangements	26	23
Other	61	26
Other assets	298	255
Other assets were presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Other current assets	210	199
Other non-current assets	88	56
Total other assets	298	255

Note 8 – Investment in associated companies
As of June 30, 2024 and December 31, 2023, the carrying values of our investments in associated companies were as follows:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Sonadrill	66	80
Gulfdrill (1)	—	10
Total investment in associated companies	66	90
(1) Refer to Note 16 – "Disposal of Assets" for additional details related to the sale of equity interest in the Gulfdrill investment during the second quarter of 2024.
Note 9 – Debt
The table below sets our external debt agreements as at June 30, 2024 and December 31, 2023:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Secured debt:
$575 million secured bond in issue	575	575
Total secured debt	575	575
Unsecured bond:
Unsecured senior convertible bond	50	50
Total unsecured bond	50	50
Total principal debt	625	625
Debt premium:
Premium on bond issuance	1	1
Total debt premium	1	1
Less: bond issuance costs	(17)	(18)
Total debt	609	608
$575 million secured bond in issue
In July 2023, Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
“Initial Notes”) in an offering conducted pursuant to Rule 144A and Regulation S under the Securities Act. Subsequently, in August 2023, Seadrill issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”), maturing on August 1, 2030, together (the "Notes"). The Incremental Notes were issued at 110.75% of par.
The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our then existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the first lien facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The second lien facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees.
Revolving credit facility
On July 27, 2023, Seadrill Limited, along with its subsidiary, Seadrill Finance Limited (“Seadrill Finance”), established a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility"). The commitments under the Revolving Credit Facility, which carries a five-year term, became available for drawdown on July 27, 2023. The Revolving Credit Facility permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an ‘“accordion feature” allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The Revolving Credit Facility incurs interest at a rate equal to a specified margin plus the secured overnight financial rate. This facility has not been drawn to date. In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.
Unsecured senior convertible bond
The $50 million unsecured senior convertible bond, issued on emergence from Chapter 11, has a maturity of August 2028 and bears interest, payable quarterly in cash, at the Term SOFR (as defined in the Note Purchase Agreement dated as of February 22, 2022, as amended (the "Note Purchase Agreement")), plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.

Note 10 - Other liabilities
As at June 30, 2024 and December 31, 2023, other liabilities included the following:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Uncertain tax provisions	174	170
Accrued expenses	122	117
Contract liabilities	71	64
Unfavorable drilling contracts	34	52
Employee withheld taxes, social security and vacation payments	40	54
Taxes payable	26	33
Accrued interest expense	21	21
Other liabilities	52	54
Total other liabilities	540	565
Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Other current liabilities	324	336
Other non-current liabilities	216	229
Total other liabilities	540	565

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Unfavorable drilling contracts and management services contracts
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the six months ended June 30, 2024:

(In $ millions)	Carrying amount
As at January 1, 2024	52
Amortization	(11)
As at March 31, 2024	41
Amortization	(7)
As at June 30, 2024	34

The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". As of June 30, 2024, the weighted average remaining amortization period for the unfavorable contracts is 16 months. The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	Remainder of 2024	2025	2026	Total
Amortization of unfavorable contracts	12	19	3	34

Note 11 – Common shares
Share capital as of June 30, 2024 and December 31, 2023 was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ thousands
As of December 31, 2023 (1)	74,048,962	0.01	740
Vesting of restricted stock units	11,666	0.01	1
As of March 31, 2024	74,060,628	0.01	741
Vesting of restricted stock units	4,767	0.01	—
Cancelled Shares	(5,252,263)	0.01	(53)
As at June 30, 2024 (1)	68,813,132	0.01	688
(1) As of June 30, 2024 and December 31, 2023, total common shares issued of 68,813,132 and 74,048,962, respectively, include 186,216 and 343,619 of common shares repurchased, pending cancellation as of the respective dates. These shares are considered retired for accounting purposes.

During the three months ended June 30, 2024, the Company repurchased approximately 2.5 million common shares on the NYSE and the OSE amounting to $125 million, with a weighted average share price of $50.68. During the six months ended June 30, 2024, the Company repurchased approximately 5.1 million common shares on the NYSE and the OSE amounting to $244 million, with a weighted average share price of $47.87.

On June 28, 2024, the Company cancelled 5,250,707 treasury shares acquired under the share repurchase program. The Company also cancelled an additional 1,556 treasury shares, which, in aggregate, constituted fractional shares not permitted to be distributed in connection with past share issuances.
Note 12 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, accounts receivable, related party receivables, and other receivables. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, and JP Morgan. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 3 – "Revenue from contracts with customers". For details on amounts due from affiliated companies, refer to Note 13 - "Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
The majority of our debt portfolio is on a fixed interest rate. Please refer to Note 9 – "Debt" for further details.
Note 13 – Related party transactions
As of June 30, 2024, our major related party is the Sonadrill joint venture, over which we hold significant influence.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Three months ended June 30,		Six months ended June 30,
(In $ millions)	2024	2023	2024	2023
Management fees revenues (a)	62	55	117	112
Add-on Services	3	4	6	8
Reimbursable revenue (b)	3	3	7	6
Leasing revenue (c)	26	7	37	14
Other	2	3	5	6
Total related party operating revenues	96	72	172	146
(a) Seadrill has provided management and administrative services to Sonadrill, SeaMex, and PES, and operational and technical support services to SeaMex and Sonadrill. These services were charged to our affiliates on a cost-plus mark-up or dayrate basis. Following the disposal of our remaining 35% equity interest in PES on February 24, 2023, PES and SeaMex are no longer related parties of Seadrill and any revenue earned subsequent to that date has been excluded from the above results.
(b) We recognized reimbursable revenues from Sonadrill for project work related to the Libongos, Quenguela, and West Gemini rigs.
(c) Leasing revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill prior to disposal in June 2024, as well as leasing revenue earned on the West Gemini with Sonadrill.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	As of June 30, 2024	As of December 31, 2023
Trading and other balances (e)	31	9
Amounts due from related parties, net	31	9
(e) Trading and other balances comprise receivables from Sonadrill as of June 30, 2024. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees will be called.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 14 – Commitments and contingencies
We recognize loss contingencies in the Consolidated Financial Statements where it is probable that an outflow of economic benefits will be required to settle an obligation, and the amount is reasonably estimable.
Legal Proceedings
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL. SFL, in its initial and supplemental pleadings, seeks damages in the amount of approximately NOK588 million (approximately $55 million as of June 30, 2024). The court hearing is scheduled to begin in August 2024 and is expected to last for eight weeks. We continue to assess the claim and intend to vigorously defend our position.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the “Claimant”) filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. We do not believe that the Claimant is entitled to the fee claimed and intend to vigorously defend our position.
Nigerian Cabotage Act litigation
In November 2015, the Nigerian Maritime Administration and Safety Agency ("NMASA") issued a detention in respect of the rig West Capella for failure to comply with requirements of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"), specifically, failure to pay a Cabotage fee of 2% on contract revenue. While the named party is Seadrill Mobile Units Nigeria Ltd (previously an Aquadrill entity, acquired by Seadrill upon the merger of Seadrill and Aquadrill) ("SMUNL"), the matter relates to three rigs: the West Capella, West Saturn and West Jupiter. SMUNL commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and NMASA with respect to interpretation of the Cabotage Act. On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Cabotage Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2%, or approximately $69 million, of their contract value and remit the same to NMASA. On June 24, 2019, the Court of Appeals sitting in Lagos ("COA") issued a conflicting judgment in Transocean Support Services Nigeria & Ors v NIMASA & Anor, finding drilling rigs cannot be deemed vessels under the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the COA, the Registry of the COA is yet to schedule the hearing date for the appeal. We anticipate a decision in 2024. Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case.
Brazil tax audit
Seadrill Serviços de Petróleo Ltda ("Seadrill Brazil") has a long-standing tax audit relating to years 2009 and 2010, which is being litigated through the Brazilian courts. The initial court ruled in favor of Seadrill Brazil, but the appellate court reversed the lower court decision in September 2023 and ruled in favor of the tax authorities, assessing a tax and interest thereon of approximately $59 million and $9 million, respectively. We will vigorously defend our position and, in the first quarter of 2024, our appeal was admitted by the higher courts, but the ultimate timing and outcome of this litigation cannot be determined. There are additional open cases relating to 2012, 2016, and 2017, where a similar principle is being contested, which are at various stages through the courts, for an aggregate assessed amount, including tax and interest, of approximately $77 million.
In order to litigate the tax audit relating to years 2009 and 2010, Seadrill Brazil has entered into an agreement for an insurance bond of BRL396 million ($71 million as of June 30, 2024), which is supported by a parent company guarantee.
Other matters
In addition to the foregoing, from time to time we are a named defendant or party in certain other lawsuits, claims or proceedings arising in the ordinary course of business or in connection with our acquisition and disposal activities. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, we do not expect these matters to have a material adverse effect on our financial position, operating results and cash flows.
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previously managed rig arrangements with Sonadrill and Northern Ocean. As of June 30, 2024, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2023: $1.1 billion), in the aggregate, across the three rigs operating in the joint venture on three active, and one future, contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2023: $100 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 15 – Fair value of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at June 30, 2024 and December 31, 2023 are as follows:

	As of June 30, 2024		As of December 31, 2023
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Liabilities
$575 million secured bond in issue (Level 1)	600	559	597	558
Unsecured Convertible note - debt component (Level 3)	59	50	49	50
Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).
Financial instruments categorized as level 1
The fair value of the $575 million secured bond is based on market traded value. We have categorized this at level 1 on the fair value measurement hierarchy.
Financial instruments categorized as level 3
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry. The conversion option was recorded in equity at the point the bond was issued and, therefore, has not been included in the table above.
Our accounts receivable, amounts due from related parties and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023 are as follows:

	As of June 30, 2024		As of' December 31, 2023
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	835	835	697	697
Restricted cash (Level 1)	27	27	31	31
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Note 16 – Disposal of Assets
On May 16, 2024, Seadrill entered into a definitive agreement to sell three jackup rigs, the West Castor, West Telesto, and West Tucana, and its 50% equity interest in the joint venture that operated these rigs offshore Qatar, to Seadrill's joint venture partner, Gulf Drilling International for cash proceeds of $338 million. The closing of the sale occurred in June 2024, and a gain of $203 million, net of transaction costs, has been recognized in the second quarter of 2024 associated with the disposal of these assets.
Note 17 - Business Combinations
Aquadrill acquisition
On the Closing Date, Seadrill completed the acquisition of Aquadrill, an offshore drilling rig owner. Pursuant to the Merger Agreement, Merger Sub merged with and into Aquadrill, with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million. At the Closing Date, Aquadrill unitholders represented approximately 37% of Seadrill's post-Merger issued and outstanding Shares.

As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. On May 19, 2023, Seadrill entered into definitive sale and purchase agreements to sell the three tender-assist units (T-15, T-16, and West Vencedor), acquired in the Merger, with an agreed aggregate sale price of approximately $84 million. The sale completed on July 28, 2023.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In connection with this acquisition, the Company incurred $3 million and $16 million of acquisition and integration related expenses during the three months ended June 30, 2024 and 2023, respectively, and $5 million and $19 million of acquisition and integration related expenses during the six months ended June 30, 2024 and 2023, respectively. These expenses are included in "Merger and integration related expenses" on the Consolidated Statements of Operations. In addition, the Company incurred $4 million of issuance costs at acquisition, which have been reflected against the fair value of the Shares as a reduction to "Additional paid-in capital" in the Consolidated Statements of Changes in Shareholders' Equity.

We used a convenience date of April 1, 2023 (the "Convenience Date") to account for this acquisition and have recorded activity from the Convenience Date in Seadrill's results.

Pro forma financial information
The following unaudited pro forma summary presents the results of operations as if the Merger had occurred on February 23, 2022, the date the Company emerged from Chapter 11. The pro forma summary uses estimates and assumptions based on information available at the time. We believe the estimates and assumptions are reasonable, however, actual results may have differed significantly from this pro forma financial information. The pro forma information does not purport to be indicative of results of operations that would have occurred had the Merger occurred on the basis assumed above, nor is such information indicative of our expected future results. The pro forma results of operations do not reflect any cost savings or other synergies that might have been achieved from combining the operations or any estimated costs that have not yet been incurred to integrate Aquadrill assets.

(In $ millions, except per share data)	Three months ended June 30, 2023	Six months ended June 30, 2023
Operating revenue	414	758
Net income	82	121
Basic EPS ($)	1.03	1.52
Diluted EPS ($)	1.02	1.50
These pro forma amounts have been calculated after adjusting the results to reflect (i) the additional depreciation and amortization that would have been charged assuming the fair value adjustments to drilling units and off-market contract liabilities had been applied from February 23, 2022, and (ii) removal of any pre-acquisition revenues and expenses between Seadrill and Aquadrill.
On July 28, 2023, the Company completed the sale of the tender-assist units. The table below summarizes the results of operations related to the tender-assist units included in the pro forma results of operations:

(in $ millions)	Three months ended June 30, 2023	Six months ended June 30, 2023
Operating revenue	6	12
Loss from continuing operations	(2)	(3)
Note 18 – Subsequent events
Share repurchase program
For the period from July 1, 2024 through August 2, 2024, pursuant to its share repurchase program, Seadrill repurchased approximately 1.1 million common shares on the NYSE and the OSE, with a weighted average share price of $52.62.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

EXHIBITS

Exhibit Number	Description
4.1
Share and Asset Purchase Agreement, dated 16 May 2024, by and among Seadrill RIG Holding Company Limited, Seadrill Castor PTE, LTD., Seadrill Telesto LTD., Seadrill Tucana LTD., Seadrill Jack Up Holding Ltd., (the “Seadrill Parties”) and Gulf Drilling International Limited and Gulf Jackup SPC LLC (the “GDI Parties”).

4.2	Share and Asset Purchase Agreement Amendment, dated 14 June 2024 between the Seadrill Parties and the GDI Parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: August 5, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title:Chief Financial Officer